UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

GSE SYSTEMS, INC.
(Name of Issuer)
Common Stock, $.01 par value
(Title of Class of Securities)
36227K106
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of Reporting Persons.	Westcliff Capital Management, LLC
(2)		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)		SEC Use Only
(4)		Citizenship or Place of Organization	California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	Sole Voting Power	0
	(6)	Shared Voting Power	462,567
	(7)	Sole Dispositive Power	0
	(8)	Shared Dispositive Power	462,567
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person		462,567
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
(11)	Percent of Class Represented by Amount in Row (9)		2.9%
(12)	Type of Reporting Person (See Instructions)		IA

(1)	Names of Reporting Persons.	Richard S. Spencer III
(2)		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)		SEC Use Only
(4)		Citizenship or Place of Organization	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	Sole Voting Power	0
	(6)	Shared Voting Power	462,567
	(7)	Sole Dispositive Power	0
	(8)	Shared Dispositive Power	462,567
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person		462,567
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
(11)	Percent of Class Represented by Amount in Row (9)		2.9%
(12)	Type of Reporting Person (See Instructions)		HC, IN

Item 1(a). Name of Issuer:

GSE Systems, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

7133 Rutherford Road, Suite 200, Baltimore, MD 21244

Item 2(a). Names of Persons Filing:

Westcliff Capital Management, LLC (“Westcliff “) and Richard S. Spencer III (“Spencer”)

Westcliff and Spencer disclaim beneficial ownership of the Securities (as defined below) except to the extent of their respective pecuniary interests therein.

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of the reporting persons is 200 Seventh Avenue, Suite 105, Santa Cruz, CA 95062.

Item 2(c). Citizenship:

Reference is made to Item 4 of pages 2 and 3 of this Schedule 13G (this “Schedule”), which Items are incorporated by reference herein.

Item 2(d). Title of Class of Securities:

This statement relates to the shares of the Issuer’s common stock and warrants exercisable for common stock (the “Securities”).

Item 2(e). CUSIP Number:

36227K106

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☐    (a)     Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

☐    (b)     Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

☐    (c)     Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

☐    (d)     Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

☒    (e)     An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

☐    (f)     An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

☒    (g)     A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

☐    (h)     A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

☐    (i)     A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

☐    (j)     Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Reference is hereby made to Items 5-9 and 11 of pages 2 and 3 of this Schedule, which Items are incorporated by reference herein.

Westcliff, as investment manager of various client accounts, and Spencer, as Westcliff ’s manager and majority owner, may be deemed to beneficially own the Securities owned by such accounts, in that they may be deemed to have the power to direct the voting or disposition of those Securities.  Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that Westcliff or Spencer is, for any purpose, the beneficial owner of the Securities to which this Schedule relates, and each of Westcliff and Spencer disclaims beneficial ownership as to those Securities, except to the extent of his or its pecuniary interests therein.  Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of the other individual officers and members of Westcliff is, for any purpose, the beneficial owner of any of the Securities to which this Schedule relates, and such beneficial ownership is expressly disclaimed.

The calculation of percentage of beneficial ownership in item 11 of pages 2 and 3 was derived from the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2008 in which the Issuer stated that the number of shares of its common stock outstanding as of November 7, 2008 was 15,965,346 shares.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   X .

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 21, 2009	WESTCLIFF CAPITAL MANAGEMENT, LLC By: /s/ Richard S. Spencer III Richard S. Spencer III, its Manager
RICHARD S. SPENCER III /s/ Richard S. Spencer III Richard S. Spencer III

EXHIBIT INDEX

Exhibit A                                      Joint Filing Undertaking                                                           Page 7

EXHIBIT A

JOINT FILING UNDERTAKING

The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

Dated: January 21, 2009	WESTCLIFF CAPITAL MANAGEMENT, LLC By: /s/ Richard S. Spencer III Richard S. Spencer III, its Manager
RICHARD S. SPENCER III /s/ Richard S. Spencer III Richard S. Spencer III